Actions Semiconductor Announces Annual General Meeting Results
Company Files Annual Report on Form 20-F

ZHUHAI, China, May 19, 2010 – Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China’s leading fabless semiconductor companies that provides comprehensive mixed-signal system-on-a-chip (SoC) and multimedia digital signal processing (DSP) solutions for portable consumer electronics, today announced the results from its Annual General Meeting (AGM) held on May 13, 2010.

Shareholders approved all of the resolutions proposed in the AGM notice, including the re-election of Class I directors Nan-Horng Yeh, Chin-Hsin (Fred) Chen and I-Ming (Robin) Pan to serve on the Company’s Board of Directors for a 3-year term, the adoption of amended and restated Articles of Association, and the ratification and approval of share repurchases.

Additionally, the Company filed its Annual Report on Form 20-F, which includes audited financial statements for its fiscal year ended December 31, 2009, with the Securities and Exchange Commission ("SEC"). The 20-F has also been posted on the company's web site at http:// /actions-semi.investorroom.com. Shareholders may receive a hard copy of the filing upon request from Actions Semiconductor Investor Relations. Requests should be directed to: Actions Semiconductor Investor Relations 15-1, NO.1, HIT Road, Tangjia, Zhuhai, Guangdong, 519085 China or ir@actions-semi.com.

"We would like to thank our shareholders for their continued support.  We are pleased that shareholders approved all of the proposed resolutions at this year’s AGM," said Mr. Niccolo Chen, CEO of Actions Semiconductor.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and the providers of those components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing, Shanghai, and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

Investor Contacts:
Lisa Laukkanen	Edward Chen
The Blueshirt Group	Investor Relations at Actions Semiconductor
lisa@blueshirtgroup.com	edward@actions-semi.com
415-217-4967	+86-756-3392353*1110